UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Date: August 23, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement of 2018 Interim Results (Unaudited)
99.2	Press release entitled “Maintaining High-quality Development with Profit Surged”
99.3	Announcement entitled “Revised Cap of Continuing Connected Transaction with CNOOC Finance”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Announcement of 2018 Interim Results (Unaudited)

FINANCIAL AND BUSINESS SUMMARY
	First half of 2018	% change over First half of 2017

Net production of oil and gas*	238.1 million BOE	0.1%
Oil and gas sales	RMB90.31 billion	20.5%
Consolidated net profit	RMB25.48 billion	56.8%
Basic earnings per share	RMB0.57	56.8%
Diluted earnings per share	RMB0.57	56.8%
Interim dividend (tax inclusive)	HK$0.30 per share	50.0%

*       Including our interest in equity-accounted investees, which is approximately 10.6 million BOE.

CHAIRMAN’S STATEMENT

Dear Shareholders,

The global economic upswing continued to strengthen in the first half of 2018. However, uncertainties still exit under the global economy and international oil prices remain volatile. Against this complicated environment, the Company continued to capitalize on its strengths to explore comparative advantage and develop innovative ideas in an effort to reach its potential. During the period, the Company put quality first and gave priority to performance and achieved outstanding results.

The Company continued to follow a value-driven exploration strategy in offshore China. In the first half of the year, the Company made six commercial discoveries and drilled 33 successful appraisal wells. Bozhong 19-6 was appraised and confirmed to be the largest gas field in Bohai area. It is expected to become a hundred-million-ton class gas field and to provide high-quality low-carbon energy to North China. In addition, Bozhong 29-6 was successfully appraised and is expected to become a 100-million-ton class oilfield.

Regarding our overseas operations, the Company continued to focus on strategic core areas. Three new discoveries, including Ranger, Pacora and Longtail, were made in Guyana year to date. In addition, the Liza field was successfully appraised, further enhancing the asset value and providing a solid resource base for future project development. The Company also successfully completed the integration of its overseas management structure in the first half of this year, which further enhanced the level of operation management of its overseas assets. Going forward, the Company will continue to acquire high-quality exploration blocks overseas, optimize its overseas asset portfolio and further promote global development.

At the beginning of this year, the Company set an annual production target of 470-480 million barrels of oil equivalent (BOE). Through careful cultivation, the Company maintained efficient oil and gas operations and successfully achieved its target for the first half of the year and net production amounted to 238.1 million BOE. During the period, the Company made considerable efforts to kick off the “Bohai oilfield stable production of 30 million tons for another 10 years” project, which further enhanced its oil and gas supply capability. To date, two out of the five new projects planned for 2018 have already commenced production and the remaining projects are also progressing smoothly.

During the low oil price cycle, the Company worked hard to improve its ability in cost control and sustainable development through management optimization and technological innovation. Despite international oil prices rebound and industry costs inflation, the Company maintained a competitive all-in cost of US$31.83 per BOE during the first half of the year.

In the first half of 2018, the Company continued to strengthen its refined management and maintained good profitability and sound financial position. Oil and gas sales revenue reached RMB90.31 billion, representing a year-on-year increase of 20.5%. Net profit reached RMB25.48 billion and earnings per share amounted to RMB0.57, representing a significant year-on-year increase of 56.8%. The Board of Directors has declared an interim dividend of HK$0.30 per share (tax inclusive) for the first half of 2018 by taking into account the Company’s financial status.

The Company is committed to a green and low-carbon development model and has strived to enhance the supply of clean energy. After years of hard work, the Company’s natural gas reserves have increased gradually with a promising development potential. In the first half of this year, natural gas production increased by 11.0% year-on-year. The successful appraisal of Bozhong 19-6, the largest gas field in Bohai, as well as the development and construction of Lingshui 17-2, the first independent deepwater gas field in offshore China, opened up a new era for the Company’s natural gas business.

The Company has always regarded operational safety and environmental protection as the cornerstone for its sustainable development and upheld the principles of “Safety and Environmental Protection First, People Oriented and Focus on Equipment Integrity”. The Company also adhered to the reciprocal relationship between development and protection. In practice, we strictly implemented national and industrial safety and environmental protection standards, actively participated in the battle against pollution, and focused on implementing the “Three-Year Action Plan to Enhance Environmental Protection in Bohai Oilfield”. The Company continued to improve the level and capability of risk classification and management, to prevent major accidents and risks, and to ensure safety and environmental protection throughout the production process.

Looking forward to the second half of the year, the external environment is still complicated and volatile, with many uncertainties ahead. The Company will continue to maintain its confidence and make solid progress to achieve its major production and operation targets for the year. Meanwhile, we will ensure the spirit of reform and the enthusiasm of innovation, respond to the uncertainties of the environment with high-quality development, turn challenges into opportunities, and achieve an overall improvement on competitiveness and risk resistance ability.

Dear shareholders, looking ahead, CNOOC Limited will continue to work hard, bring about and strive forward in order to achieve a high-quality development and create a better future with you.

Yang Hua

Chairman

Hong Kong, 23 August 2018

INTERIM RESULTS

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2018 as follows:

INTERIM CONDENSED CONSOLIDATED STATEMENT

OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2018

(All amounts expressed in millions of Renminbi, except per share data)

		Six months ended 30 June
	Notes	2018	2017
		(Unaudited)	(Unaudited)

REVENUE
Revenue recognised from contracts with customers Oil and gas sales	2	90,309	74,943
Marketing revenues	2	12,538	14,237
Other revenue		2,802	3,182
		105,649	92,362

EXPENSES
Operating expenses		(11,610)	(11,299)
Taxes other than income tax		(4,245)	(3,752)
Exploration expenses		(2,260)	(2,673)
Depreciation, depletion and amortisation		(27,221)	(31,824)
Special oil gain levy		(1,117)	–
Impairment and provision		(159)	(305)
Crude oil and product purchases		(11,700)	(13,538)
Selling and administrative expenses		(3,135)	(3,188)
Others		(2,964)	(3,698)
		(64,411)	(70,277)

PROFIT FROM OPERATING ACTIVITIES		41,238	22,085
Interest income		327	309
Finance costs	4	(2,471)	(2,704)
Exchange gains, net		254	294
Investment income		1,675	1,063
Share of profits of associates		237	166
(Loss)/profit attributable to a joint venture	5	(6,509)	275
Other income, net		766	28

PROFIT BEFORE TAX		35,517	21,516
Income tax expense	6	(10,040)	(5,266)
PROFIT FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		25,477	16,250

		Six months ended 30 June
	Notes	2018	2017
		(Unaudited)	(Unaudited)

OTHER COMPREHENSIVE INCOME/(EXPENSE)
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		2,241	(4,127)
Share of other comprehensive (expense)/income of associates		(12)	22
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value through other comprehensive income		794	(755)
Others		29	–

OTHER COMPREHENSIVE INCOME/(EXPENSE) FOR THE PERIOD, NET OF TAX		3,052	(4,860)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		28,529	11,390

EARNINGS PER SHARE FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	7	0.57	0.36
Diluted (RMB Yuan)	7	0.57	0.36

Details of the interim dividends declared for the period are disclosed in note 8.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 JUNE 2018

(All amounts expressed in millions of Renminbi)

		30 June	31 December
	Notes	2018 (Unaudited)	2017 (Audited)

NON-CURRENT ASSETS
Property, plant and equipment		391,905	395,868
Intangible assets		15,091	15,070
Investments in associates		4,204	4,067
Investment in a joint venture		18,658	25,079
Equity investments		4,397	3,540
Deferred tax assets		27,540	25,509
Other non-current assets		9,791	9,248

Total non-current assets		471,586	478,381
CURRENT ASSETS
Inventories and supplies		7,541	7,354
Trade receivables	9	25,097	20,787
Equity investments		14	14
Other financial assets		103,544	74,344
Other current assets		7,831	8,387
Time deposits with maturity over three months		13,880	15,380
Cash and cash equivalents		23,480	12,572

Total current assets		181,387	138,838
CURRENT LIABILITIES
Loans and borrowings	11	4,804	13,892
Trade and accrued payables	10	27,314	26,713
Contract liabilities		2,726	–
Other payables and accrued liabilities		11,969	14,106
Dividends payable		11,293	–
Taxes payable		10,826	6,701

Total current liabilities		68,932	61,412

NET CURRENT ASSETS		112,455	77,426

TOTAL ASSETS LESS CURRENT LIABILITIES		584,041	555,807
NON-CURRENT LIABILITIES
Loans and borrowings	11	129,469	118,358
Provision for dismantlement		54,373	52,893
Deferred tax liabilities		2,998	3,303
Other non-current liabilities		1,208	1,278

Total non-current liabilities		188,048	175,832

NET ASSETS		395,993	379,975
EQUITY
Equity attributable to owners of the parent
Issued capital	12	43,081	43,081
Reserves		352,912	336,894

TOTAL EQUITY		395,993	379,975

NOTES

30 JUNE 2018

(All amounts expressed in millions of Renminbi, unless otherwise stated)

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2018 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and Hong Kong Accounting Standard 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2017.

The financial information relating to the year ended 31 December 2017 that is included in this interim report as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those consolidated financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) (the “Companies Ordinance”) is as follows:

The Company has delivered the consolidated financial statements for the year ended 31 December 2017 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Companies Ordinance.

The Company’s auditor has reported on those consolidated financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Companies Ordinance.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2017 except for revenue recognition policy and assessment of impairment on financial assets under IFRS 9/HKFRS 9.

Changes in accounting policy and disclosures

(i)	IFRS 15/HKFRS 15 Revenue from Contracts with Customers

The Group has applied IFRS 15/HKFRS 15 for the first time in the current period. IFRS 15/HKFRS 15 superseded IAS 18/HKAS 18 Revenue, IAS 11/HKAS 11 Construction Contracts and the related interpretations.

The Group’s major sources of revenue are revenue from oil and gas sales and marketing revenues.

The Group has applied IFRS 15/HKFRS 15 retrospectively with the cumulative effect of initially applying this standard recognised at the date of initial application, 1 January 2018. Any difference as at the date of initial application has been recognised as an adjustment to the opening retained earnings and comparative information has not been restated. Furthermore, in accordance with the transition provisions in IFRS 15/HKFRS 15, the Group has elected to apply the standard retrospectively only to contracts that are not completed at 1 January 2018. Accordingly, certain comparative information may not be comparable as comparative information was prepared under IAS 18/HKAS 18 Revenue and the related interpretations.

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES – continued

Changes in accounting policy and disclosures – continued

(i)	IFRS 15/HKFRS 15 Revenue from Contracts with Customers – continued

(a)	Key changes in accounting policies resulting from the application of IFRS 15/HKFRS 15

IFRS 15/HKFRS 15 introduces a 5-step approach when recognising revenue:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognise revenue when (or as) the Group satisfies a performance obligation

Under IFRS 15/HKFRS 15, the Group recognises revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular obligation is transferred to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transferred over time and revenue is recognised over time by reference to the progress towards the satisfaction of the relevant performance obligation if any one of the following criteria is met:

(1)	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

(2)	the Group’s performance creates and enhances an asset that the customer controls as the Group performs; or

(3)	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognised at a point in time when the customer obtains control of the associated good or service.

A contract asset represents the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer that is not yet unconditional. It is assessed for impairment in accordance with IFRS 9/HKFRS 9. In contrast, a receivable represents the Group’s unconditional right to consideration, i.e. only the passage of time is required before payment of that consideration is due.

A contract liability represents the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

The most significant change arises from revenues relating to oil and gas sales in which the Group has an interest with joint operation partners. Oil and gas lifted and sold by the Group above or below the Group’s participating interests in the production sharing contracts results in overlifts and underlifts. Since 1 January 2018, the Group ceased recording these transactions in accordance with the entitlement method. The Group recognises revenue when sales are made to customers.

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES – continued

Changes in accounting policy and disclosures – continued

(i)	IFRS 15/HKFRS 15 Revenue from Contracts with Customers – continued

(a)	Key changes in accounting policies resulting from application of IFRS 15/HKFRS 15 – continued

The Group has entered into natural gas sale contracts with customers, which contain take-or-pay clauses. Under these contracts, the Group makes a long term supply commitment in return for a commitment from the customer to pay for minimum quantities, whether or not the customer takes delivery. Payments received from customers for natural gas not yet taken are recorded as contract liabilities. For contracts where the period between payment and transfer of the associated goods or services is less than one year, the Group applies the practical expedient of not adjusting the transaction price for any significant financing component.

(b)	Summary of effects arising from initial application of IFRS 15/HKFRS 15

The following table summarises the impact of transition to IFRS 15/HKFRS 15 on retained earnings as at 1 January 2018.

Impact of IFRS 15/HKFRS 15 application
at 1 January 2018

Retained earnings:
The impact of overlifts or underlifts, net of tax	(1,218)
Impact at 1 January 2018	(1,218)

The following adjustments were made to the amounts recognised in the condensed consolidated statement of financial position at 1 January 2018. Line items that were not affected by the changes have not been included.

	Carrying amounts previously reported at 31 December 2017	Reclassification	Remeasurement	Carrying amounts under IFRS15/HKFRS 15 at 1 January 2018

CURRENT ASSETS
Trade receivables	20,787	-	(1,317)	19,470

NON-CURRENT ASSETS
Deferred tax assets	25,509	-	9	25,518

CURRENT LIABILITIES
Other payables and accrued liabilities	14,106	(2,909)	-	11,197
Contract liabilities	-	2,909	-	2,909
Taxes payable	6,701	-	(91)	6,610

NON-CURRENT LIABILITIES
Deferred tax liabilities	3,303	-	1	3,304

NET ASSETS	379,975	-	(1,218)	378,757

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES – continued

Changes in accounting policy and disclosures – continued

(i)	IFRS 15/HKFRS 15 Revenue from Contracts with Customers – continued

(b)	Summary of effects arising from initial application of IFRS 15/HKFRS 15 – continued

The following tables summarise the impacts of applying IFRS 15/HKFRS 15 on the Group’s condensed consolidated statement of financial position as at 30 June 2018 and its condensed consolidated statement of profit or loss and other comprehensive income for the current interim period for each of the line items affected. Line items that were not affected by the changes have not been included.

	As reported	Adjustments	Amounts without application of IFRS 15/HKFRS 15

Revenue – Oil and gas sales	90,309	(545)	89,764
Expenses – Operating expenses	(11,610)	99	(11,511)
– Depreciation, depletion and amortisation	(27,221)	81	(27,140)
Profit before tax	35,517	(365)	35,152
Income tax expense	(10,040)	84	(9,956)
Profit for the period attributable to owners of the parent	25,477	(281)	25,196
Total comprehensive income for the period attributable to owners of the parent	28,529	(281)	28,248

	As reported	Adjustments	Amounts without application of IFRS 15/HKFRS 15

CURRENT ASSETS
Trade receivables	25,097	(365)	24,732

NON-CURRENT ASSETS
Deferred tax assets	27,540	9	27,549

CURRENT LIABILITIES
Contract liabilities	2,726	(2,726)	-
Other payables and accrued liabilities	11,969	2,726	14,695
Tax payable	10,826	(76)	10,750

NON-CURRENT LIABILITIES
Deferred tax liabilities	2,998	1	2,999

NET ASSETS	395,993	(281)	395,712

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES – continued

Changes in accounting policy and disclosures – continued

(ii)	IFRS 9/HKFRS 9 Financial Instruments

In the current period, the Group has applied expected credit losses (“ECL”) model for financial assets in accordance with IFRS 9/HKFRS 9 Financial Instruments and the related consequential amendments to other IFRSs/HKFRSs.

The Group has applied IFRS 9/HKFRS 9 in accordance with the transition provisions set out in IFRS 9/HKFRS 9, i.e. applying the relevant requirements (other than those early adopted by the Group in previous year) retrospectively to instruments that have not been derecognised as at 1 January 2018 (the date of initial application) and not applying the requirements to instruments that have already been derecognised as at 1 January 2018. The difference between carrying amounts as at 31 December 2017 and the carrying amounts as at 1 January 2018 are recognised in the opening retained earnings, without restating comparative information.

(a)	Key changes in accounting policies resulting from application of IFRS 9/HKFRS 9

Impairment under ECL model

The Group recognises a loss allowance for ECL on financial assets which are subject to impairment under IFRS 9/HKFRS 9 (including trade receivables). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment is done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information.

Generally, the ECL is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

(b)	Summary of effects arising from the application of IFRS 9/HKFRS 9

The application of IFRS 9/HKFRS 9 does not have any material impact on the interim financial position or performance of the Group.

2.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the sales of oil and gas, net of royalties, obligations to governments and other mineral interest owners. Revenue from the sale of oil and gas is recognised at a point in time when the control of ownership has been transferred, which is when title passes to the customer.

Marketing revenues principally represent the sales of oil and gas that the Group has interest with the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries, which is recognised at a point in time when title passes to the customer. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of profit or loss and other comprehensive income.

3.	SEGMENT INFORMATION

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: exploration and production (“E&P”), trading business and corporate. These segments are operating segments whose financial information is reviewed by the Group’s chief operating decision maker when making decisions regarding allocating resources and assessing performance.

The following table presents revenue, profit or loss, assets and liabilities information for the Group’s operating segments.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June
	2018 (Unaudited)	2017 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)

External revenue	84,496	70,390	21,011	21,787	142	185	-	-	105,649	92,362
Intersegment revenue*	8,484	7,563	(8,484)	(7,563)	-	-	-	-	-	-

Total revenue	92,980	77,953	12,527	14,224	142	185	-	-	105,649	92,362

Segment Profit/(Loss) for the period	29,817	15,758	669	419	(4,704)	3,171	(305)	(3,098)	25,477	16,250

	E&P		Trading business		Corporate		Eliminations		Consolidated
	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Other segment information
Segment assets	475,532	458,435	5,157	3,588	360,881	368,820	(188,597)	(213,624)	652,973	617,219
Segment liabilities	(296,347)	(301,167)	(3,711)	(2,375)	(123,040)	(124,794)	166,118	191,092	(256,980)	(237,244)

*	Certain oil and gas produced by the E&P segment are sold via the trading business segment. For the Group's chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

4.	FINANCE COSTS

Accretion expenses of approximately RMB1,253 million (six months ended 30 June 2017: approximately RMB1,068 million) relating to the provision for dismantlement liabilities have been recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2018.

5.	(LOSS)/PROFIT ATTRIBUTABLE TO A JOINT VENTURE

The loss attributable to a joint venture recognised during the period was primarily attributable to the impairment at BC ENERGY INVESTMENTS CORP. in Argentina, which was triggered by the significant depreciation of the currency of peso and the significant interest rate increase in Argentina.

6.	INCOME TAX

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2017: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China Limited (“CNOOC China”), is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China, was subject to corporate income tax at the rate of 15% for the three years ended 31 December 2017, after being assessed as a high and new technology enterprise. The subsidiary is in the process of re-applying to be assessed as a high and new technology enterprise with effect from 2018 to 2020.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 50% (2017: 10% to 50%).

7.	EARNINGS PER SHARE

	Six months ended 30 June
	2018	2017
	(Unaudited)	(Unaudited)

Earnings:
Profit for the purpose of basic and diluted earnings
per share calculation	25,477	16,250

Number of shares:
Number of ordinary shares for the purpose of
basic earnings per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under
the share option schemes	7,554,433	3,674,864

Weighted average number of ordinary shares for
the purpose of diluted earnings per share	44,655,010,417	44,651,130,848

Earnings per share
– Basic (RMB Yuan)	0.57	0.36

– Diluted (RMB Yuan)	0.57	0.36

8.	DIVIDENDS

On 23 August 2018, the board of Directors (the “Board”) declared an interim dividend of HK$0.30 (tax inclusive) per share (six months ended 30 June 2017: HK$0.20 (tax inclusive) per share), totaling approximately HK$13,394 million (tax inclusive) (equivalent to approximately RMB11,293 million (tax inclusive)) (six months ended 30 June 2017: approximately RMB7,750 million (tax inclusive)), based on the number of issued shares as at 30 June 2018.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

9.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at 30 June 2018 and 31 December 2017, the age of substantially all the trade receivables was within one year.

10.	TRADE AND ACCRUED PAYABLES

As at 30 June 2018 and 31 December 2017, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest bearing.

11.	LOANS AND BORROWINGS

The details of notes issued and repaid during the period ended 30 June 2018 are as follows:

Issued and Repaid by	Maturity	Coupon Rate	Principal Amount USD million
CNOOC Finance (2015) U.S.A. LLC	Due in 2023	3.75%	450
CNOOC Finance (2015) U.S.A. LLC	Due in 2028	4.375%	1,000
CNOOC Finance (2013) Limited	Matured in 2018	1.750%	750

12.	SHARE CAPITAL

	Number	Issued share
	of shares	capital equivalent
		of RMB million

Issued and fully paid:
Ordinary shares with no par value as at 1 January 2017, as at 31 December 2017 (audited) and as at 30 June 2018 (unaudited)	44,647,455,984	43,081

13.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed in this announcement.

AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the risk management, internal control and financial reporting matters. The interim results for the six months ended 30 June 2018 are unaudited, but have been reviewed by Deloitte Touche Tohmatsu in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. The interim results for the six months ended 30 June 2018 has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this announcement, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the six months ended 30 June 2018.

CORPORATE GOVERNANCE CODE AND CORPORATE GOVERNANCE REPORT

For the six months ended 30 June 2018, the Company has complied with relevant code provisions set out in Appendix 14 to the Listing Rules, except for the deviation from the code provisions (“Code Provisions”) A.4.1 of the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”). The following summarises the requirement under the above-mentioned Code Provisions and the reasons for such deviations.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing independent non-executive directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the incumbent independent non-executive directors of the Company have retired from the office by rotation and have been re-elected in the past three years. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Corporate Governance Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) incorporating the Model Code as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2018, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN INFORMATION OF Directors

Pursuant to Rule 13.51(B) of the Listing Rules, the changes in information of Directors of the Company up to date are set out below:

Name of Director	Details of Changes

Liu Jian	Resigned as the Vice Chairman and a Non-executive Director of the Company with effect from 16 August 2018

Resigned as the chairman and director of CNOOC China Limited, a subsidiary of the Company, with effect from 21 May 2018

Wu Guangqi	Resigned as a Non-executive Director and a member of the Remuneration Committee of the Company with effect from 27 April 2018

Wang Dongjin	Appointed as a Non-executive Director and a member of the Remuneration Committee of the Company with effect from 27 April 2018

Yuan Guangyu	Appointed as the chairman of CNOOC China Limited with effect from 21 May 2018

Resigned as the general manager of CNOOC China Limited with effect from 21 May 2018

Xu Keqiang	Appointed as the general manager of CNOOC China Limited with effect from 21 May 2018

Resigned as the chairman of Nexen Energy ULC, a subsidiary of the Company, with effect from 15 June 2018

Resigned as the chairman of CNOOC International Limited, a subsidiary of the Company, with effect from 20 June 2018

Lawrence J. Lau	Appointed as an independent non-executive director of Semiconductor Manufacturing International Corporation (中芯國際集成電路製造有限公司*), a company listed on the Main Board of the HKSE (stock code: 981), with effect from 22 June 2018

* For identification purpose only

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is the HKSE. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section

303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in the Company’s annual report for the year ended 31 December 2017, other than those disclosed in this announcement and the 2018 interim report of the Company.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 10 September 2018 (Monday) to 14 September 2018 (Friday) (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, members are reminded to ensure that all instruments of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 7 September 2018 (Friday). The interim dividend will be paid on or around 16 October 2018 (Tuesday) to shareholders whose names appear on the register of members on 14 September 2018 (Friday).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2018 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of the People’s Republic of China (the “PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2018 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 14 September 2018 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2018 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2018 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 14 September 2018. Investors who invest in the shares of the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the “Shanghai-Hong Kong Stock Connect investors”), and investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shenzhen Stock Exchange (the “Shenzhen-Hong Kong Stock Connect investors”), are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2018 interim dividend after withholding for payment the 10% enterprise income tax.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”)

listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between mainland China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 7 September 2018 (Friday).

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 14 September 2018. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board

Li Jiewen

Joint Company Secretary

Hong Kong, 23 August 2018

As at the date of this announcement, the Board comprises the following:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Wang Dongjin	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

FORWARD-LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to the terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

中国海洋石油有限公司

CNOOC LIMITED

Press Release - For Immediate Release

Maintaining High-quality Development with Profit Surged

(Hong Kong, August 23, 2018) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its 2018 interim results for the six months ended June 30, 2018.

In the first half of the year, the Company maintained efficient oil and gas production operations with progress and successfully achieved its target. The Company made 8 new discoveries, including 6 discoveries in offshore China and 2 discoveries overseas. Two discoveries of hundred-million-ton of oil equivalent-class were successfully appraised in Bohai. Significant exploration breakthrough was made in South China Sea. Recoverable resources are estimated to be more than 4 billion barrels of oil equivalent in Stabroek Block offshore Guyana. To date, two out of the five new projects planned for 2018 have already commenced production and the remaining three projects are also progressing smoothly. Net production of oil and gas amounted to 238.1 mmboe, which was in-line with our expectation.

In the first half of 2018, the Company maintained a healthy profitability and a sound financial position. Oil and gas sales reached RMB 90.31 billion, representing a year-on-year increase of 20.5%. Net profit reached RMB 25.48 billion, representing a significant increase of 56.8% year-on-year (“YoY”). The Company’s average realized oil price was US$ 67.36 per barrel, representing an increase of 33.6% YoY. The average realized natural gas price increased by 13.0% YoY to US$ 6.42 per thousand cubic feet. Despite the international oil prices rebound and industry costs inflation, the Company maintained a competitive all-in cost of US$ 31.83/BOE during the first half of the year.

In the first half of 2018, the Company has maintained sound financial status and achieved a significant increase in free cash flow. The capital expenditures were RMB 21.0 billion. Investment progress is expected to accelerate in the second half of the year.

Mr. Yang Hua, Chairman of CNOOC Limited, commented: "In the first half of

2018, CNOOC Limited continued to capitalize on its strengths to explore favorable opportunities and pursue innovative ideas in an effort to reach its potential. During the period, the Company put quality first and gave priority to performance and achieved outstanding results. Going forward, the Company will continue to maintain its confidence and make solid progress to achieve its major production and operation targets for the year thus to create greater value for the shareholders.”

In the first half of the year, the Company’s basic earnings per share reached RMB 0.57, representing a significant increase of 56.8% YoY. Taking into account the Company’s financial position, the Board has declared an interim dividend of HK$ 0.30 per share (tax inclusive) for the first half of 2018, representing a significant increase of 50% YoY.

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the

United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: liujing1@cnooc.com.cn

Ms. Iris Wong

Hill+Knowlton Strategies Asia

Tel: +852-2894-6263

Fax: +852-2576-1990

E-mail: cnooc@hkstrategies.com

 Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

REVISED CAP OF CONTINUING CONNECTED TRANSACTION WITH CNOOC FINANCE

Reference is made to the announcement of the Company dated 1 December 2016 regarding the financial services framework agreement dated 1 December 2016 between the Company and CNOOC Finance with effect from 1 January 2017. The Directors expect that the Existing Cap for the depository services under the Framework Agreement for its remaining term of such agreement will not fully satisfy the demands of business and therefore propose the Revised Cap for the depository services under the Framework Agreement of RMB23.5 billion for the period from 23 August 2018 to 31 December 2019.

As the applicable percentage ratios (as defined in the Listing Rules) in respect of the Revised Cap for the depositary services under the Framework Agreement is less than 5% but more than 0.1%, the depositary services under the Framework Agreement will be subject to the annual reporting, annual review and announcement requirements under Chapter 14A of the Listing Rules, but exempted from the Independent Shareholders’ approval requirement.

This announcement is made pursuant to Rule 14A.54 of the Listing Rules.

Reference is made to the announcement of the Company dated 1 December 2016 regarding the financial services framework agreement dated 1 December 2016 between the Company and CNOOC Finance with effect from 1 January 2017.

Historical figures and the Existing Cap

The Existing Cap for the depository services under the Framework Agreement is RMB19.5 billion and a breakdown of its approximate historical transaction figures is as follows:

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	For the year ended 31 December 2017	For the seven months ended 31 July 2018

Maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance	RMB 19,499,999,833.61	RMB 19,499,999,234.61

Revised Cap and the reasons for raising the Existing Cap

While the Existing Cap for the depository services under the Framework Agreement has not been exceeded as at the date of this announcement, in view of the increase in demand for settlement of transactions with members of CNOOC Group and third parties (including those receivables arising from the sales of crude oil and natural gas of the Group to CNOOC Group and third parties, and payables by the Group to CNOOC Group and third parties for the provision of different types of services to the Group), due to the increase in oil prices, the Directors expect that the Existing Cap for the depository services under the Framework Agreement for the remaining term of such agreement will not fully satisfy the demands of business and therefore propose a Revised Cap for the depository services under the Framework Agreement of RMB23.5 billion for the period from 23 August 2018 to 31 December 2019.

The Revised Cap was calculated on the basis of several factors including (i) the requirements for settlement of transactions with members of CNOOC Group or any third party (including those receivables arising from the sales of crude oil and natural gas of the Group to CNOOC Group and any third party and payables by the Group to CNOOC Group or any third party for the provision of different types of services to the Group); (ii) the expected amount of interest income from CNOOC Finance compared with interest income that could otherwise be realized by placing deposits with independent commercial banks; (iii) the control of financial risks in selecting financial services providers; (iv) the strategies of the treasury management of the Group taking into account business development plans and the financial needs of the Group; and (v) the historical transaction figures for the depositary services. Both the historical transaction figures and the Revised Cap refer to the maximum daily outstanding balances of the deposits during the period from 1 January 2017 to 22 August 2018 and from 23 August 2018 to 31 December 2019, respectively, and are not cumulative in nature.

All terms and conditions of the Framework Agreement shall remain unchanged and effective.

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Benefits of the Revision of Caps for Depositary Services

CNOOC Finance is familiar with the business and transaction pattern of the Group and the CNOOC Group, the settlement services provided by CNOOC Finance provides a more efficient settlement platform than those that could be provided by commercial banks. The settlement services enable the Group to achieve same-day zero-rate settlement at no cost. As aforementioned, the increase in oil prices caused an increase in demand for settlement of transactions with members of CNOOC Group and third parties and also enabled further business growth of the Group, which in turn have increased the Group’s need to place more deposits with CNOOC Finance so as to facilitate the necessary settlement between members of the Group and members of the CNOOC Group or other third parties. The Group also expects to enjoy the same or higher amount of interest income by placing deposits with CNOOC Finance instead of independent commercial banks, since the interest rates on deposits offered by CNOOC Finance must be agreed by both parties and determined in accordance with the relevant unified standard deposit interest rates as promulgated by the PBOC from time to time and may be subject to upward adjustment of up to 40% of such PBOC standard deposit interest rates subject to the requirements of the PRC laws and regulations and with reference to the deposit interest rates offered by commercial banks for deposit of the same nature and maturity. The Group as CNOOC Finance’s shareholder can also enjoy the corresponding returns.

In light of the aforesaid, the Board (including the independent non-executive Directors) considers that the Revised Cap is fair and reasonable and in the interests of the Company and its shareholders as a whole.

Information relating to CNOOC Finance

CNOOC Finance is a non-bank finance subsidiary of CNOOC established in June 2002 with the approval of the PBOC. It is subject to the supervision of the CBIRC. According to its business license, it is authorized to provide to the Group all services set out in the Framework Agreement and provide similar services to other members of the CNOOC Group (but not other parties).

As of the date of this announcement, the registered capital of CNOOC Finance is RMB4 billion. As CNOOC Finance is a subsidiary of CNOOC, it is an associate of CNOOC and therefore a connected person of the Company pursuant to Chapter 14A of the Listing Rules. CNOOC Finance is managed by its board of directors. CNOOC China Limited, a wholly-owned subsidiary of the Company, holds a 31.80% interest in CNOOC Finance. Based on the articles of association of CNOOC Finance, CNOOC China Limited has certain rights as one of the shareholders of CNOOC Finance including the right to nominate directors to the board of directors of CNOOC Finance and the appointment of the nominees will be subject to the approval by the relevant governmental authorities.

CNOOC Finance is rated A+ by The Standard & Poor’s and A1 by Moody’s. To the best knowledge of the Directors, such credit ratings are the highest credit ratings

3

assigned to the commercial banks in China and CNOOC Finance is the only domestic finance company with this rating.

Implications under the Listing Rules

As CNOOC Finance is a subsidiary of CNOOC, which is the controlling shareholder of, and currently indirectly holds approximately 64.44% of the total issued shares of the Company, and is therefore a connected person of the Company pursuant to Chapter 14A of the Listing Rules. Accordingly, the services to be provided by CNOOC Finance pursuant to the Framework Agreement constitute continuing connected transactions of the Company.

As the applicable percentage ratios (as defined in the Listing Rules) in respect of the Revised Cap for the depositary services under the Framework Agreement is less than 5% but more than 0.1%, the depositary services under the Framework Agreement will be subject to the annual reporting, annual review and announcement requirements under Chapter 14A of the Listing Rules, but exempted from the Independent Shareholders’ approval requirement.

None of the Directors has any material interest in the transactions contemplated under the Framework Agreement. Nevertheless, from the perspective of good corporate governance, Mr. Yang Hua, Mr. Wang Dongjin, Mr.Yuan Guanyu and Mr. Xu Keqiang abstained from voting on the board resolutions approving the Revised Cap due to their positions at CNOOC.

General

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas.

The principal business activity of CNOOC Finance is the provision of financial services to members of CNOOC Group and the Group.

Definitions

“associates”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission (中國銀行保險監督管理委員會)

4

“CNOOC”	China National Offshore Oil Corporation (中國海洋石油集團有限公司), the controlling shareholder (as defined under the Listing Rules) of the Company indirectly holding approximately 64.44% of all of the issued shares of the Company as at the date of this announcement

“CNOOC Finance”	CNOOC Finance Corporation Limited (中海石油財務有限責任公司), a limited liability company incorporated in the PRC and a subsidiary of CNOOC

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“Company”	CNOOC Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on The Stock Exchange of Hong Kong Limited and whose American depository receipts are listed on the New York Stock Exchange and Toronto Stock Exchange

“Director(s)”	director(s) of the Company as at the date of this announcement

“Existing Cap”	the maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance for the period from 1 January 2017 to 31 December 2019 as disclosed in the announcement of the Company dated 1 December 2016

“Framework Agreement”	the financial services framework agreement dated 1 December 2016 entered into between the Company and CNOOC Finance in relation to the provision of the services by CNOOC Finance to the Group as may be required and requested from time to time by the Group for a period of three years with effect from 1 January 2017

“Group”	the Company and its subsidiaries from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

5

“Independent Shareholders”	the Shareholders other than CNOOC and its associates

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

“PBOC”	the People’s Bank of China (中國人民銀行), the central bank of the PRC

“PRC”	the People’s Republic of China, excluding for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Revised Cap”	the new maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance for the period from 23 August 2018 to 31 December 2019

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	registered holder(s) of the shares of the Company

“subsidiary”	has the meaning ascribed to it under the Listing Rules

By Order of the Board
CNOOC Limited
Li Jiewen
Joint Company Secretary

Hong Kong, 23 August 2018

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Yuan Guangyu	Chiu Sung Hong
Xu Keqiang	Lawrence J. Lau
Tse Hau Yin, Aloysius
Kevin G. Lynch
Non-executive Directors
Yang Hua (Chairman)
Wang Dongjin

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